aB
8/31

SEC 15027595 SION

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SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2015
WASH, D.C.
189
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

Middleton	WI	53562-3417
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louise P. Googins, President (608)836-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beggin Tipp Lamm LLC
(Name – *if individual, state last, first, middle name*)

1415 E State St. Suite 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins Advisors, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me on 8/28/15
Dane County, WI

Louise P. Googins
Signature

President
Title

Notary Public

my commission expires 4/26/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOOGINS ADVISORS, INC.

ANNUAL AUDIT REPORT

For the Year Ended
June 30, 2015

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

GOOGINS ADVISORS, INC.

ANNUAL AUDIT REPORT

For the Year Ended
June 30, 2015

TABLE OF CONTENTS

BEGGIN TIPP LAMM LLC

CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Googins Advisors, Inc.
Middleton, WI

We have audited the accompanying financial statements of Googins Advisors, Inc., which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Googins Advisors Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Googins Advisors, Inc. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information on pages 12 through 16 has been subjected to audit procedures performed in conjunction with the audit of Googins Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Googins Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Beggin Tipp Lamm, LLC

Rockford, Illinois
August 25, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601

GOOGINS ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS		2015
CURRENT:		
Cash and cash equivalents	$	1,418,355
Commissions receivable		81,979
Marketable securities		14,643
TOTAL ASSETS		1,514,977
FIXED ASSETS, at cost:		
Leasehold improvements		274,201
Office equipment		156,725
TOTAL FIXED ASSETS		430,926
Less accumulated depreciation		(226,431)
NET FIXED ASSETS		204,495
INTANGIBLE ASSETS:		
Customer lists		62,541
Less accumulated amortization		(34,696)
TOTAL INTANGIBLE ASSETS		27,845
TOTAL ASSETS	$	1,747,317
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$	6,875
Accrued retirement contribution		69,000
Income taxes payable		222,200
Deferred income taxes		21,500
Due to shareholder		800,066
TOTAL LIABILITIES		1,119,641
STOCKHOLDERS' EQUITY		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding		10,000
Less treasury stock (5000 shares at par value)		(5,000)
Retained earnings		622,676
TOTAL STOCKHOLDERS' EQUITY		627,676
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		1,747,317

The accompanying notes are an integral part of the financial statements.

GOOGINS ADVISORS, INC.

STATEMENT OF INCOME
For the Year Ended June 30, 2015

REVENUE:		
Commissions	$	2,539,210
Investment income		1,706
Unrealized gain on investments		3,057
		2,543,974
EXPENSES:		
Directors fees		70,000
Salaries and benefits		1,359,090
Independent contractors		17,292
Payroll processing		2,110
Repairs		3,952
Rents		99,000
Payroll taxes		53,592
Advertising		41,018
Printing and publication		2,128
Insurance		13,360
Retirement contribution		75,997
Retirement plan fees		7,154
Accounting fees		23,792
Legal and professional		67,229
Fees and licenses		24,511
Telephone		8,758
Office supplies and postage		16,355
Computer expense		25,907
Contributions		2,550
Client gifts		14,302
Meeting expense		3,816
Travel and mileage		3,814
Meals and entertainment		2,211
Interest expense		1,764
Depreciation		22,817
Amortization		4,650
Miscellaneous		1,528
		1,968,697
Income before income taxes		575,276
Income tax expense		238,945
NET INCOME	$	336,331

The accompanying notes are an integral part of the financial statements.

GOOGINS ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended June 30, 2015

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2014	$ 10,000	$ (5,000)	$ 286,345	$ 291,345
Net income	-	-	336,331	336,331
Balance, June 30, 2015	$ 10,000	$ (5,000)	$ 622,676	$ 627,676

The accompanying notes are an integral part of the financial statements.

GOOGINS ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 336,331
Adjustment to reconcile net income to net cash provide by operating activities:	
Depreciation	22,817
Amortization	4,650
Unrealized gain on investment	(3,057)
Receivables	3,563
Accounts payable	(10,577)
Accrued retirement contribution	(67,915)
Income taxes	197,669
Total adjustments	147,151
Net cash provided by operating activities	483,482
CASH FLOWS FROM FINANCING ACTIVITIES,	
Increase due to stockholders	(208,909)
NET INCREASE IN CASH	274,573
CASH AND CASH EQUIVALENTS, beginning of year	1,143,782
CASH AND CASH EQUIVALENTS, end of year	$ 1,418,355

The accompanying notes are an integral part of the financial statements.

GOOGINS ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
Googins Advisors, Inc. formerly known as Googins & Anton, Inc. (the Company) operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectable by the time the financial statements are issued.

Equipment and depreciation
Property and equipment is stated at cost. Depreciation is computed over estimated useful lives of the assets using various depreciation methods. Depreciation expense totaled $7,825 for the year ended June 30, 2015.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

Intangible Assets
Intangible assets are stated at cost and are amortized using the straight-line method over 15 years. Amortization expense totaled $4,650 for the year ended June 30, 2015.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Marketable equity securities held by the Company at June 30, 2015, consist of 300 shares of NASDAQ OMX Group stock which is valued at the unadjusted quoted prices in active markets for identical assets (Level 1) at year-end.

June 30, 2015	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 14,643

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2015, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2015 was $625,480 and aggregated indebtedness was $1,119,641. The ratio of aggregated indebtedness to net capital at June 30, 2015 was 1.79 to 1.

NOTE 4 – OPERATING LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company's operating facility is leased from a stockholder of the Company under a verbal lease agreement. Rent expense totaled $99,000 for the year ended June 30, 2015.

NOTE 5 – PROFIT SHARING: 401(k) SAVINGS PLAN & CASH BALANCE PENSION PLAN

The Company maintained a profit sharing pension plan which covered all employees who met eligibility requirements. This plan was terminated May 1, 2015. The Company made a safe harbor match equal to 3% of eligible employee salaries. Retirement contribution expense for this plan totaled $14,797 for the year ended June 30, 2015.

A Cash Balance Pension Plan was established on May 1, 2015. The plan covers all employees who meet eligibility requirements. Retirement contribution expense for this plan totaled $61,200 for the year ended June 30, 2015.

NOTE 6 – INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. The application of the provisions of FIN 48 did not result in the creation of unrecognized tax benefits as of June 30, 2015.

The Company files federal and Wisconsin tax returns. The Company is no longer subject to federal and Wisconsin income tax examinations by tax authorities for the years before 2011.

The Company's income tax expense for the year ended June 30, 2015 consists of the following:

Taxes currently payable	$ 242,445
Deferred taxes	(3,500)
Income tax expense	$ 238,945

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 8 – ADVERTISING COSTS

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs for the year ended June 30, 2015 is $41,018.

NOTE 9 – SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through August 25, 2015, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Schedule I

GOOGINS ADVISORS, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity Qualified for net capital	$	627,676
Deduct haircuts on securities (computed, where applicable, pursuant To Rule 15c3-1 (f) other securities)		(2,196)
NET CAPITAL	$	625,480

Schedule I
Continued

GOOGINS ADVISORS, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 625,480
Net capital requirement	$ 5,000
Excess net capital	$ 620,480
Excess net capital at 1000% (net cap -10% of AI)	$ 513,516

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. Liabilities	$ 1,119,641
Percentage of aggregate indebtedness to net capital	179.00%

Schedule II

GOOGINS ADVISORS, INC.
SUMMARY OF AUDIT ADJUSTMENTS TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2015

Net capital as previously reported in the Financial and Operation Combined and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 445,091
Audit adjustments:	
Income taxes	(150,611)
Retirement accrual	331,000
Net capital as currently reported on Schedule I	$ 625,480

GOOGINS ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

The Company is exempt from Rule 15C3-3 under paragraph (k) (2) (ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities, to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

Schedule IV

GOOGINS ADVISORS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2015

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph (k)(2)(ii). The company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with Pershing LLC or other qualified investment companies, and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with Pershing, LLC, which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Googins Advisors, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Googins Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Googins Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) and (2) Googins Advisors, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Googins Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Googins Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Beggin Tipp Lamm, LLC

Rockford, Illinois

August 25, 2015

Googins Advisors, Inc.
6417 University Avenue
Middleton, WI 53262

Googins Advisors, Inc.'s Exemption Report

Googins Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2)The Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception.

Googins Advisors, Inc.

I, Louise Googins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Louise Googins

Title: President

August 25, 2015

BEGGIN TIPP LAMM LLC CERTIFIED PUBLIC ACCOUNTANTS

STRATEGIC THINKING • PROFESSIONAL INTEGRITY

INDEPENDENT ACCOUNTANTS' AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Googins Advisors, Inc.
Middleton, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Googins Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Googins Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Payment (Form SIPC-6) and General Assessment Reconciliation (Form SIPC-7). Googins Advisors, Inc.'s management is responsible for the Googins Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 and Form SIPC-7 with respective cash disbursements in the general ledger and to copies of disbursed checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the quarters ended September 30, 2014, December 31, 2014, March 31, 2015 and June 30, 2015, as applicable, with the amounts reported in Form SIPC-6 and Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and Form SIPC-7 and with Form X-17A-5 and Googins Advisors, Inc.'s Statement of Income supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

Beggin Tipp Lamm, LLC

Rockford, Illinois
August 25, 2015

524 West Stephenson Street
Suite 200
Freeport, Illinois 61032
Phone: 815-235-9610 • Fax: 815-235-9650
BegginTippLamm.com

Camelot Tower
1415 East State Street, Suite 608
Rockford, Illinois 61104
Phone: 815-964-9955 • Fax: 815-964-3601